Filed by Forest Laboratories, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Forest Laboratories, Inc

Commission File No.: 1-5438

Set forth below is an excerpt of an e-mail and accompanying attachment sent on March 5, 2014 by Brent L. Saunders, President and Chief Executive Officer of Forest Laboratories, Inc. to employees of Forest Laboratories, Inc.

Dear Forest Colleagues:

I know that the two weeks since we announced our planned combination with Actavis have been exciting, but also stressful. It will take time to clarify many aspects of our planned combination, and the steps we will take to build a great combined organization. In the meantime, to give you some perspective on the proposed combination and the process we will follow during the pre-integration period, we are providing an update in the attached document.

I know that there are many unanswered questions about the Actavis integration and we are working to address them. We have a Frequently Asked Question document under review and will distribute as soon as it is approved. We will also provide additional updates as we have them.

[*     *     *]

Regards,

Brent

DATE:	March 5, 2014
TO:	All Actavis and Forest Employees
FROM:	Paul Bisaro, Chairman & CEO, Actavis
Brent Saunders, CEO & President, Forest
RE:	Integration Planning Steering Committee Formed;
Planning for First Day as Combined Company Begins

Approximately two weeks ago, we announced our intention to combine our two great companies into a single organization. The reaction to this announcement, particularly throughout the investment community, was widely and overwhelmingly positive.

For example, Gregg Gilbert, an analyst with BofA/Merrill Lynch, noted, “… we have long been fans of the concept of a Specialty Pharma business model that has diversity of business mix (brands/generics/biosimilars) and geography, a thoughtful and targeted R&D strategy, and the potential for additional business development. Therefore, this combination… is appealing to us.” Jami Rubin, with Goldman Sachs, wrote, “Blurring the distinction between specialty/generics and large cap pharma, we see ACT transforming … with an equal balance of brands and generics.”1

Integration Planning Begins

As we noted at the announcement, we anticipate that the proposed combination of Actavis and Forest will be completed, subject to regulatory clearance, around mid-year. That gives our two teams just four months to plan for integration, and to ensure that we operate seamlessly, as a single company, on Day 1 while achieving each company’s individual goals between now and closing. Now, the hard work of preparing to realize the potential of this combination begins.

Today, we are pleased to announce the Integration Leadership Group that will begin to organize the many work streams that will lead to the integration. This Integration Leadership Group, which held its initial meeting on February 27th, has two key objectives. The first is to ensure that our two companies, operating independently until close, meet all of the separate business objectives that we have each established prior to the announcement. The second objective is to meticulously plan for the combination, ensuring that we capture all of the energy, skills and talent of both organizations, and unite the teams at closing in a way that delivers immediate and long-term growth for the combined business.

Office of the Chairman

A key challenge of combining the two successful organizations is harnessing the leadership talents of both companies to drive the success of the combined organization. To focus on this initiative, we have established the new Office of the Chairman. Led by Paul Bisaro, and including Brent Saunders of Forest and Siggi Olafsson of Actavis, we will ensure that integration planning activities do not interfere with the independent operation of Actavis and Forest, while working together to establish the leadership structure that will manage the combined business, post close. Paul, Brent and Siggi will work cooperatively to select the combined company’s leadership from the “all-star team” of exceptionally experienced and talented executives within each company.

[1]	Permission to use quotations neither sought nor obtained.

Integration Leadership Group

In addition to establishing the Office of the Chairman, we have also defined the team leaders that will jointly direct integration planning initiatives. Both Actavis and Forest management teams are equally represented in this task force.

Each of these teams will focus on their respective business functions, to ensure that we are prepared to combine the business at closing with minimal to no interruption for our customers, and to ensure value creation for all of the shareholders and employees in the combined company.

Rx North America

Until close, we must focus on continuing to drive sales of our individual product portfolios, and meet the separate product sales and earnings commitments of our companies. Each company must operate separately during this period, so no operational changes will be made before closing. However, the Integration teams will consider how, after closing, to best structure brand sales, marketing and other activities that will be responsible for the success of the combined, larger and more complex portfolio on Day 1.

It is important to note that our commercial sales teams—the Actavis North American generics and International commercial business teams, and the Forest U.S. commercial teams—remain focused on meeting their 2014 commitments in terms of product launches and sales. Members of these organizations will also provide support as needed throughout the integration planning process.

R&D

For our R&D team, the focus will be on preparing to combine the brand pharmaceutical development and commercialization activities as effectively as possible, after closing. This will focus on prioritization of our combined world class R&D portfolio and working to maximize the value of both internally developed and partnership created projects. Other teams within the group will consider how to best structure the organization and allocation of resources at close among the combined organization that will support such other R&D related functions as pharmacovigilance, medical affairs and regulatory affairs.

The Actavis global generics research team will remain focused on their industry-leading product development and filing activities throughout the integration process, as will the biosimilars team, while supporting the brand R&D integration planning and resource allocation as appropriate throughout this process.

Global Operations

Our Operations team will not only look at the expanded global network following the close, which will include Forest manufacturing and distribution capabilities, but also at quality, procurement, purchasing, information technology and other areas within the global supply chain organization.

Corporate Development

The Corporate Development teams of Actavis and Forest, during the transition, will continue to separately and independently pursue already established business development initiatives. They will also be establishing a business development structure to lead this critical function, and begin defining priorities that the combined company may elect to pursue following close.

Finance

Members of the Finance teams from both organizations will be exploring how to best combine the separate practices and functions that will support the combined organization, both on a reporting as well as operational basis. They will be exploring the most effective ways to support the larger company in such areas as budgeting and forecasting, accounting, treasury, insurance, tax accounting and accounting operations.

Legal

While our legal teams will be working to support the successful completion of the transaction, as well as the continued operation of compliant organizations throughout the transition period to close, this combined integration team will also be defining how to best structure the legal organization to support the more complex global business in such areas as commercial legal, intellectual property, compliance and internal audit functions.

HR

Members of the HR teams from both organizations will be tasked with reviewing all employee oriented policies, procedures and business practices, to ensure the harmonization of the practices that will support the more than 24,000 people of the combined company on Day 1.

Corporate Communications

The Corporate Communications teams of both organizations will be working together during the transition to educate employees about the combined strengths and capabilities of the combination, as well as communicating milestones in the integration planning process. The teams will also cooperate in ensuring that investors and shareholders understand the value of the combination in support of approval of the shareholders of both companies. Finally, this team will plan how to best present the capabilities of the combined business as a new model in specialty pharmaceuticals at close and beyond.

Integration Planning Teams

As the Integration Leadership Group defines work streams and establishes aggressive objectives for close, members of the Actavis and Forest organizations may be asked to assist in integration planning activities, and in supporting various committees and work streams. The various integration teams will work toward defining Day 1 deliverables, including addressing planning for business continuity, following the close of the transaction. We thank all employees who will be involved in this integration initiative in advance for accepting the challenge of supporting the integration.

Operating Separately Until Close

It is important to remember that until close, Actavis and Forest will continue to operate as separate companies, and competitors, focused on continuing to grow our respective businesses and deliver the financial results we have promised to our shareholders; continuing to deliver the highest quality products, with the best service to our customers; and continuing to focus on improving all that we do.

We are committed to sharing achievements and milestones in the integration planning throughout this process. More information will be available on myActavis, OurWinningWay.com, and the Forest intranet.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Forest, Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Actavis and Forest that also constitutes a prospectus of Actavis. The definitive joint proxy statement/prospectus will be delivered to shareholders of Actavis and Forest. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND FOREST ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the definitive joint proxy statement/prospectus (when available) and other documents filed with the SEC by Actavis and Forest through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Forest will be available free of charge on Forest’s internet website at www.frx.com or by contacting Forest’s Investor Relations Department at (212) 224-6713.

Participants in the Merger Solicitation

Actavis, Forest, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Forest shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. Information about the directors and executive officers of Forest is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on July 8, 2013 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013 and certain of its Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Forest acquisition, including future financial and operating results, Actavis’ or Forest’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Forest’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Forest acquisition; subsequent integration of the Forest acquisition and the ability to recognize the anticipated synergies and benefits of the Forest acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the Forest acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Forest’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Forest debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Forest’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Forest’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Forest Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements about the benefits of the acquisition of Forest by Actavis, including future financial and operating results, Forest’s or Actavis’ plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Forest’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Forest’s current expectations depending upon a number of factors affecting Forest’s business, Actavis’ business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the acquisition; subsequent integration of the companies and the ability to recognize the anticipated synergies and benefits of the acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Forest and Actavis shareholder approvals; the risk that a condition to closing of the acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; access to available financing (including financing for the acquisition or refinancing of Forest or Actavis debt) on a timely basis and on reasonable terms; the difficulty of predicting FDA approvals, the acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, and the risk factors listed from time to time in Forest Laboratories’ Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and any subsequent SEC filings. Forest assumes no obligation to update forward-looking statements contained in this communication to reflect new information or future events or developments.